Exhibit (d)(37)(i)

AMENDMENT TO SUB-ADVISORY BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

PINEBRIDGE INVESTMENTS LLC

THIS AMENDMENT is made as of December 8, 2014, to the Sub-Advisory Agreement dated March 1, 2014 (the “Agreement”) between Transamerica Asset Management, Inc. (the “Investment Adviser”) and PineBridge Investments LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated March 1, 2014 is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: /s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer,
Advisory Services

PINEBRIDGE INVESTMENTS LLC

By: /s/ Amit Agrawal
Name:	Amit Agrawal
Title:	Managing Director and Sr. Portfolio Manager

Schedule A

Fund	Investment Sub-advisory Fee*
Transamerica Inflation Opportunities **	0.28% of the first $50 million; 0.25% over $50 million up to $100 million; 0.19% over $100 million up to $200 million; 0.175% over $200 million up to $500 million; 0.15% in excess of $500 million
Transamerica Unconstrained Bond	0.25% of the first $1 billion; 0.245% over $1 billion up to $2 billion; 0.24% in excess of $2 billion

*	As a percentage of average daily net assets on an annual basis.

**	The average daily net assets for the purpose of calculating sub-advisory fees will be determined on the basis of the combined assets of Transamerica Inflation Opportunities and Transamerica PineBridge Inflation Opportunities VP, a series of Transamerica Series Trust.